1-16691

02044980

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2001

Commission file number 33-25931

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Date: 6/27/02 By: Theresa L. Hall

Theresa L. Hall, Vice President
Irwin Financial Corporation
Irwin Union Bank and Trust Company,
Trustee

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

June 26, 2002

Jody Littrell
Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47202

Dear Mr. Littrell:

Enclosed are our manually signed reports relating to the use in the Annual Report on Form 11K of our reports dated June 21, 2002 relating to the financial statements of Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan"). Also enclosed is our manually signed consent relating to the incorporation by reference in the Registration Statements of our reports.

Our manually signed reports and consent serve to authorize the use of our name on our reports and consent in the electronic filing of the Plan's Annual Report on Form 11-K with the SEC.

Please provide us with an exact copy of the Annual Report on Form 11-K as electronically filed with the SEC.

Very truly yours,

PricewaterhouseCoopers LLP

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements listed below of Irwin Financial Corporation of our report dated June 24, 2002 relating to the financial statements of Irwin Mortgage Corporation Retirement and Profit Sharing Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Chicago, Illinois
June 26, 2002

Registration Statements:
No. 33-8506 on Form S-8 effective September 25, 1986
No. 33-25931 on Form S-8 effective December 28, 1988
No. 33-6880 on Form S-8 as amended by Post-Effective Amendment No. 1 effective December 22, 1989
No. 33-32783 on Form S-8 effective January 11, 1990
No. 2-72249 on Form S-3 as amended by Post-Effective Amendment No. 3 to Form S-16 effective January 17, 1990
Post-Effective Amendment No. 2 to Registration Statement No. 33-6880 on Form S-8 effective April 9, 1990
No. 33-32783 on Form S-8 as amended by Post-Effective Amendment No. 1 effective April 9, 1990
No. 33-47680 on Form S-8 effective May 5, 1992
No. 2-72249 on Form S-3 as amended by Post-Effective Amendment No. 4 to Form S-16 effective April 7, 1994
No. 33-29493 on Form S-8 as amended by Post-Effective Amendment No. 2 effective September 27, 1994
No. 33-62671 on Form S-8 effective September 15, 1995
No. 33-62669 on Form S-8 effective September 15, 1995
No. 333-26197 on Form S-8 effective April 30, 1997
No. 333-80777 on Form S-8 effective June 16, 1999
No. 33-80800, as amended by Post-Effective Amendment No. 1 effective May 19, 2000
Nos. 333-44458, 333-44458-01, and 333-4458-02, filed August 24, 2000; as amended by Amendment No. 1 effective September 27, 2000; as amended by Amendment No. 2 effective October 26, 2000; as amended by Amendment No. 3 effective November 15, 2000
No. 333-69156 on Form S-8 effective September 7, 2001
No. 333-69586 on Form S-1 effective February 14, 2002

Irwin Mortgage Corporation
Retirement and Profit Sharing Plan

Financial Statements and Report

December 31, 2001 and 2000

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Index to Financial Statements

*Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Participants and Administrator of
Irwin Mortgage Corporation Retirement and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statements of Net Assets Available for Benefits
At December 31, 2001 and 2000

	2001	2000
Assets:		
Cash	$ 3,822	$ 2,154
Investments, at fair value	36,932,394	42,758,025
Loans to participants, at outstanding balances	1,041,218	1,293,322
Contributions receivable:		
Employer	1,759,712	1,409,538
Total assets	39,737,146	45,463,039
Liabilities:		
Accrued expenses	881	4,424
Total liabilities	881	4,424
Net assets available for benefits	$ 39,736,265	$ 45,458,615

The accompanying notes are an integral part of these financial statements.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2001

Investment loss:	
Net depreciation in the fair value of investments	$ (8,048,858)
Interest and dividends	900,107
	(7,148,751)
Contributions:	
Employer	2,340,208
Employee	3,284,952
	5,625,160
Other transfers, net	(570)
Administrative expenses	(9,033)
Benefits paid to participants	(4,189,156)
	(4,198,759)
Decrease in net assets available for benefits	(5,722,350)
Net assets available for benefits:	
Beginning of year	45,458,615
Net assets available for benefits:	
End of year	$ 39,736,265

The accompanying notes are an integral part of these financial statements.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Notes to Financial Statements

1. Plan Description

The following description of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Irwin Mortgage Corporation (the "Company") who have elected to participate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute between 1% and 14% of their compensation, as defined. The Company will match 100% of the employees' contributions, up to 2% of earnings but not to exceed $1,000 per year. Additionally, at the end of each calendar year, the employer may contribute and allocate to each participant's account a profit-sharing percentage of compensation if the participant contributes at least 2% of his compensation to the Plan. The profit-sharing percentage is determined annually by the employer based on a predetermined formula which measures the annual financial performance of the Company. The Board authorized a profit-sharing contribution of approximately $1,760,000 to the Plan for 2001.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on earnings or account balances, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of continuous service.

Vesting in the Company's matching contributions is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0 %
Greater than 1 but less than 2	20 %
Greater than 2 but less than 3	40 %
Greater than 3 but less than 4	60 %
Greater than 4 but less than 5	80 %
5 or more	100 %

Vesting in profit sharing contributions is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 3	0 %
Greater than 3 but less than 5	50 %
5 or more	100 %

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan. Such elections may be changed on a daily basis.

Participants Loans Receivable

Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum equal to the lessor of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50 percent of the participant's vested pre-tax employee and Company contributions. Interest is charged at the prime rate in effect on the date the loan application is processed by the Trustee. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Benefits Payments

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service.

Forfeited Accounts

Upon complete withdrawal by a participant, the nonvested portion of the employer's contribution will be forfeited and applied to reduce the employer's future contributions. For the year ended December 31, 2001, forfeitures resulting from withdrawn participants utilized to reduce employer contributions were $175,757.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Plan Change

Effective January 1, 2001, Putnam Fiduciary Trust Company (the "Trustee") replaced Irwin Union Bank and Trust Company as the Plan's trustee.

2. Summary of Accounting Policies

Basis for Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock of the Company's parent company, Irwin Financial Corporation, is valued at its quoted market price. Participant loans receivable are valued at the unpaid principal balance plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefits are recorded when paid.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts.

4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 27, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Investments

Investments at December 31, 2001 and 2000 consist of the following:

	2001		2000	
	Cost	Fair Value	Cost	Fair Value
Mutual funds:				
Putnam Fund for Growth and Income	$ 6,175,826	$ 5,705,931	$ 5,889,431	$ 5,942,711
Putnam Income Fund	2,768,599	2,668,070	2,601,836	2,437,273
Putnam Vista Fund	2,971,408	2,010,635	3,180,706	2,990,969
Putnam Voyager Fund	4,686,497	3,795,190	4,736,512	5,017,054
Putnam OTC and Emerging Growth Fund	3,221,341	1,459,162	3,505,071	2,258,483
Putnam New Opportunities Fund	4,092,708	2,809,076	4,161,619	3,777,644
Putnam International Growth Fund	4,875,156	4,925,566	4,886,804	6,227,973
Putnam Money Market Fund	4,187,590	4,187,590	3,037,387	3,037,390
Putnam Asset Allocation Growth Fund	352,428	280,901	299,537	243,755
Putnam Asset Allocation Balanced Fund	356,529	313,313	226,524	201,287
Putnam Asset Allocation Conservative Fund	331,127	299,420	176,863	159,605
Putnam S&P 500 Index Fund	1,220,031	1,180,398	581,863	557,243
Putnam High Yield Advantage Fund	291,208	246,191	147,351	115,303
	$ 35,530,448	$ 29,881,443	$ 33,431,504	$ 32,966,690
Common stock:				
Irwin Financial Corporation Stock Fund	$ 5,576,506	$ 7,050,951	$ 5,589,408	$ 9,791,335
Participant loans:				
Loan Fund		$ 1,041,218		$ 1,293,322

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,048,858 as follows:

Mutual funds	$ (6,511,255)
Common stock	(1,537,603)
	$ (8,048,858)

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2001 and December 31, 2000 per the financial statements to the Form 5500:

	2001	2000
Net assets available for benefits per the financial statements	$ 39,736,265	$ 45,458,615
Contributions receivable	-	(1,409,538)
Fees payable	881	4,424
Net assets available for benefits per the Form 5500	$ 39,737,146	$ 44,053,501

7. Party-in-Interest Transactions

Transactions involving participant loans, the Irwin Financial Corporation Stock Fund and the funds administered by Putnam Fiduciary Trust Company, the trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29CFR 408(b) of the ERISA regulations.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Schedule of Assets (Held at End of Year) At December 31, 2001

	Principal Amount or Number of Shares/Units	Cost	Fair Value
Putnam mutual funds:			
Putnam Fund for Growth and Income*	322,055	$ 6,175,826	$ 5,705,931
Putnam Income Fund*	411,105	2,768,599	2,668,070
Putnam Vista Fund*	232,712	2,971,408	2,010,635
Putnam Voyager Fund*	219,375	4,686,497	3,795,190
Putnam OTC and Emerging Growth Fund*	194,555	3,221,341	1,459,162
Putnam New Opportunities Fund*	68,547	4,092,708	2,809,076
Putnam International Growth Fund*	248,515	4,875,156	4,925,566
Putnam Money Market Fund*	4,187,590	4,187,590	4,187,590
Putnam Asset Allocation - Growth Fund*	29,352	352,428	280,901
Putnam Asset Allocation - Balanced Fund*	31,938	356,529	313,313
Putnam Asset Allocation - Conservative Fund*	34,456	331,127	299,420
Putnam S&P 500 Index Fund*	42,384	1,220,031	1,180,398
Putnam High Yield Advantage Fund*	42,520	291,208	246,191
		$ 35,530,448	$ 29,881,443
Irwin Financial Corporation Stock Fund:			
Irwin Financial Corporation common stock*	414,762	$ 5,576,506	$ 7,050,951
Loan fund:			
Participant loans, fully amortized, 6-9%, various maturities*		$ -	$ 1,041,218

* Denotes party-in-interest.